Filed pursuant to Rule 424(b)(3)
Registration No. 333-272815

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated October 11, 2023)

Up to 205,652,848 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated October 11, 2023, relating to our Registration Statement on Form S-1 (Registration No. 333-272815) (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference. The Prospectus, together with this prospectus supplement, relates to the resale of up to 74,903,789 shares of our common stock, par value $0.001 per share (the “common stock”), and 130,749,059 shares of our common stock underlying certain warrants (collectively, the “Shares”), by the selling stockholders identified in the Prospectus under “Selling Stockholders”.

Our common stock is quoted on the OTCQB of OTC Markets Group, Inc. under the symbol “CYDY.” On January 26, 2024 the closing price of our common stock was $0.16 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in the Prospectus on page 8 and in Part II, Item 1A of the 2024 Second Quarter 10-Q before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 29, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2024

CytoDyn Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-49908	83-1887078
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Main Street, Suite 660

Vancouver, Washington 98660

(Address of principal executive offices, including zip code)

(360) 980-8524

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.       ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) and (e) On January 26, 2024, CytoDyn Inc., a Delaware corporation (the “Company”), entered into an employment agreement with Jacob P. Lalezari, M.D. (the “Employment Agreement”), under which he will be employed as the Company’s Chief Executive Officer and will serve as its principal executive officer, effective as of January 26, 2024. Dr. Lalezari previously served as the Company’s Interim CEO beginning November 17, 2023.

Dr. Lalezari’s compensation under the Employment Agreement includes the following: an initial annual base salary of $400,000, subject to periodic adjustment; eligibility to participate in the Company’s short- and long-term incentive plans in which other executive officers may participate, including an target annual bonus of 40% of his base salary earned for services in the fiscal year ending May 31, 2024; and an initial grant of a nonqualified stock option to purchase 3,000,000 shares of the Company’s common stock under the Company’s Amended and Restated 2012 Equity Incentive Plan. The stock option will have an exercise price equal to 100% of the closing price of the common stock on the grant date and will vest over a four-year period beginning on the grant date. The Employment Agreement, which replaces the agreement entered into by Dr. Lalezari and the Company in November 2023, does not provide for severance benefits. Under the Employment Agreement, either party may terminate Dr. Lalezari’s employment with the Company at any time, with or without cause, and with or without advance notice. The foregoing description of the Employment Agreement is not complete and is qualified in its entirety by reference to the complete text of the Employment Agreement, a copy of which is filed herewith as Exhibit 10.1.

Additional information about Dr. Lalezari was disclosed in the Company’s Current Report on Form 8-K filed on November 21, 2023.

A copy of the news release announcing Dr. Lalezari’s promotion is furnished as Exhibit 99.1 to this report.

(c) and (e) On January 10, 2024, the Company entered into an agreement with Rapid Deployment LLC d/b/a InterimExecs (“InterimExecs”), under which Mitchell Cohen will serve as the Company’s Interim CFO, effective February 1, 2024 (the “Interim Services Agreement”). The Company’s Board of Directors approved the appointment of Mr. Cohen as the Company’s Interim CFO on January 19, 2024. Mr. Cohen will also serve as the Company’s principal financial officer and principal accounting officer.

Under the Interim Services Agreement, the Company will pay InterimExecs a monthly fee for services provided by Mr. Cohen. Mr. Cohen will be an independent contractor and will not be entitled to health or welfare benefits under the Company’s benefit plans. The Interim Services Agreement does not provide for the payment of additional cash or equity compensation or severance benefits. The Interim Services Agreement may be terminated at any time by either party upon 30 days’ advance notice in writing.

Mr. Cohen, age 68, has more than 30 years of financial, operations and general business experience as a senior executive of several public and private companies. In January 2024, Mr. Cohen was engaged as an independent contractor by InterimExecs. Since January 2018, he has provided financial consulting and chief financial officer services to a variety of public and private companies. Most recently, from October 2022 to November 2023, he served as chief financial officer of Blue Apron Holdings, Inc. From May through August 2022, Mr. Cohen served as chief financial officer of Redbox Entertainment Inc., and from February through April 2022, served as chief financial officer of Cerence Inc.

There are no family relationships, as defined in Item 401 of Regulation S-K, between Mr. Cohen and any of the Company’s other executive officers or directors. Other than the Interim Services Agreement, there is no arrangement or understanding between Mr. Cohen and any other person pursuant to which he was appointed as Interim CFO of the Company. There are no transactions in which Mr. Cohen has an interest requiring disclosure under Item 404(a) of Regulation S-K.

A copy of the news release announcing Mr. Cohen’s appointment as Interim CFO is furnished as Exhibit 99.1 to this report.

(b) On January 23, 2024, Antonio Migliarese informed the Company that he would be resigning from his position as CFO, effective January 31, 2024. The Company and Mr. Migliarese agreed that his last day of employment with the Company will be February 15, 2024.

Item 7.01    Regulation FD Disclosure.

A copy of the press release issued by the Company on January 29, 2024, and referred to in Item 5.02 of this report is furnished as Exhibit 99.1.

Item 9.01    Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Employment Agreement between the Company and Jacob P. Lalezari, M.D., dated January 26, 2024
99.1	Press release dated January 29, 2024**
104	Cover Page Interactive Data File (formatted as inline XBRL)

** Furnished, not filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CYTODYN INC.

Date: January 29, 2024	By	/s/ Tyler Blok
Tyler Blok
Executive Vice President, Legal Affairs

Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is effective January 26, 2024 (the “Effective Date”), by and between CYTODYN INC., a Delaware corporation (the “Company”) and DR. JACOB P. LALEZARI (the “Executive”).

WITNESSETH:

WHEREAS, the parties previously entered into an employment agreement for Executive to serve as the Company’s Interim CEO, dated effective November 17, 2023.

WHEREAS, the Company now wishes for the Executive to serve as Chief Executive Officer of the Company, and the Executive has accepted such employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

EMPLOYMENT; TERM OF AGREEMENT

Section 1.1Employment and Acceptance. During the Term (as defined in Section 1.3), the Company shall employ the Executive, and the Executive shall accept such employment and serve the Company, in each case, subject to the terms and conditions of this Agreement.

Section 1.2Termination of Prior Interim CEO Agreement. The prior employment agreement for Executive to serve as Interim CEO, dated effective November 17, 2023, is terminated in its entirety.

Section 1.3Term. The employment relationship hereunder shall be for the period (such period of the employment relationship shall be referred to herein as the “Term”) commencing on the Effective Date and ending upon the termination of the Executive’s employment hereunder by either party hereto pursuant to the terms of Section 4.1.

ARTICLE 2

TITLE; DUTIES AND OBLIGATIONS; LOCATION

Section 2.1Title. The Executive shall serve in the capacity of CHIEF EXECUTIVE OFFICER (“CEO”), as outlined below.

Section 2.2Duties. Subject to the direction and authority of the Board of Directors of the Company (the “Board”), the Executive shall have direct responsibility for the Company’s business affairs and related needs, and will serve as the Principal Executive Officer of the Company. The Executive shall report to and be subject to the lawful direction of the Board. The Executive agrees to perform to the best of Executive’s ability, experience, and talent those acts and duties, as the Board shall from time to time direct. During the Term, the Executive also shall serve in such other positions or capacities as may, from time to time, be reasonably directed by the Board, including, without limitation (subject to election, appointment, re-election or re-appointment, as applicable) as (a) a member of the Board and/or as a member of the board of directors or similar governing body of any of the Company’s subsidiaries or other Affiliates (as defined below), (b) an officer of any of the Company’s subsidiaries or other Affiliates, and/or (c) a member of any committee of the Company and/or any of its subsidiaries or other Affiliates, in each case, for no additional compensation. As used in this Agreement, “Affiliate” of any individual or entity means any other individual or entity that directly or indirectly controls, is controlled by, or is under common control with, the individual or entity.

Section 2.3Compliance with Policies, etc. During the Term, the Executive shall be bound by, and comply fully with, all of the Company’s policies and procedures for officers, directors and/or employees in place from time to time, and as may be amended from time to time. These policies and procedures include, among other things and without limitation, terms and conditions set forth in the Company’s Employee Handbook, Code of Ethics and Business Conduct, Statement of Insider Trading Policy and Related Trading Procedures, and other policies, memoranda and communications applicable to the Executive pertaining to procedures, rules, and regulations, as currently in effect (collectively, the “Company Policies”).

Section 2.4Time Commitment. During the Term, the Executive shall use Executive’s best efforts to promote the interests of the Company (including its subsidiaries and other Affiliates) and shall devote such of the Executive’s business time, ability and attention as is necessary to the performance of Executive’s duties for the Company, but in no event less than full time, and shall not, directly or indirectly, render any services to any other person or organization, whether for compensation or otherwise, except with the Board’s prior written consent, provided that the foregoing shall not prevent the Executive from (i) participating in charitable, civic, educational, professional, community or industry affairs, (ii) managing the Executive’s passive personal investments, or (iii) serving on the board of directors (or similar governing bodies) of not more than two (2) other corporations (or other business entities) that are not competitors of the Company, its subsidiaries or any of its other Affiliates (as determined by the Board), so long as, in each case, such activities individually or in the aggregate do not materially interfere or conflict with the Executive’s duties hereunder or create a potential business or fiduciary conflict (in each case, as determined by the Board).

Section 2.5Location. The Executive’s principal place of business for the performance of Executive’s duties under this Agreement shall be at the Executive’s office/residence, at or near Sausalito, California. The principal executive offices of the Company is currently located in Vancouver, Washington (or as otherwise authorized by the Board), and Executive understands and agrees that from time to time, the Executive shall be required to travel to the executive offices of the Company or to other locations on behalf of the Company to perform Executive’s duties hereunder.

ARTICLE 3

COMPENSATION AND BENEFITS; EXPENSES

Section 3.1Compensation and Benefits. For all services rendered by the Executive in any capacity during the Term (including, without limitation, serving as an officer, director or member of any committee of the Company or any of its subsidiaries or other Affiliates), the Executive shall be compensated (subject, in each case, to the provisions of ARTICLE 4 below), as determined by the Compensation Committee, as follows:

(a)Base Salary. During the Term, the Company shall pay the Executive a base salary (the “Base Salary”) approved by the Compensation Committee of the Board (the “Compensation Committee”), which shall be subject to customary withholdings and authorized deductions and be payable in equal installments in accordance with the Company’s customary payroll practices in place from time to time. The Executive’s Base Salary shall be subject to periodic adjustments as determined by the Compensation Committee. As used in this Agreement, the term “Base Salary” shall refer to Base Salary as may be adjusted from time to time. The initial Base Salary upon execution of this Agreement shall be $400,000 per year subject to the conditions above. For clarity, the Compensation Committee has no obligation to adjust the Base Salary at any time.

(b)Annual Bonus. For each fiscal year ending during the Term (beginning with the fiscal year ending May 31, 2024), the Executive shall be eligible to receive an annual bonus (the “Annual Bonus”) with a target amount as determined by the Compensation Committee annually (the “Target Annual Bonus”), starting at 40% of the Base Salary earned by the Executive for the fiscal year ending May 31, 2024. The actual amount of each Annual Bonus will be based upon the level of achievement of the Company’s corporate objectives and the Executive’s individual objectives, if any, established by the Compensation Committee, after consideration of recommendations of objectives by the Executive. The level of achievement of the corporate objectives and the Executive’s individual performance objectives for any fiscal year, if any, shall be determined by the Compensation Committee. Each Annual Bonus for a fiscal year, to the extent earned, will be paid in a lump sum at a time determined by the Company, but in no event later than March 15 of the calendar year immediately following the year in which such Annual Bonus was earned.

Each Annual Bonus shall be payable, as determined by the Compensation Committee, either in cash in full, or fifty percent (50%) in cash and (50%) in unrestricted shares under (and as defined in) the Company’s Amended and Restated 2012 Equity Incentive Plan (as it may be amended from time to time, the “2012 Plan”), or any successor equity compensation plan as may be in place from time to time (collectively with the 2012 Plan, the “Plan”), subject to the availability of shares under the Plan. The Annual Bonus shall not be deemed earned until the date that it is paid. Accordingly, in order for the Executive to receive an Annual Bonus, the Executive must be actively employed by the Company at the time of such payment. For clarity, no amount of Annual Bonus is guaranteed.

(c)Equity Compensation. During the Term, and likewise subject to the terms and conditions established within the Plan and separate Award Agreements (as defined in the Plan), the Executive also shall be eligible to receive from time to time additional Options, Stock Appreciation Rights, Restricted Awards, or Other Stock-Based Awards (as such capitalized terms are defined in the Plan), in amounts, if any, as determined by the Compensation Committee. Following the execution of this Agreement, the Compensation Committee shall take action to make an initial Option grant to the Executive in the amount of Three Million Shares of CytoDyn common stock.

(d)Benefit Plans. The Executive shall be entitled to participate in all employee benefit plans and programs (excluding severance plans, if any) generally made available by the Company to senior leadership of the Company, to the extent permissible under the general terms and provisions of such plans or programs and in accordance with the provisions thereof. The Company may amend, modify or rescind any employee benefit plan or program and/or change employee contribution amounts to benefit costs without notice in its discretion.

(e)Paid Time Off. The Executive shall be entitled to paid time off in accordance with the Company’s policies in effect from time to time for its senior management and as otherwise required by applicable law.

Section 3.2Expense Reimbursement. Subject to the requirements contained in Section 5.17, the Company shall reimburse the Executive during the Term, in accordance with the Company’s expense reimbursement policies in place from time to time, for all reasonable out-of-pocket business expenses incurred by the Executive in the performance of the Executive’s duties hereunder as required by applicable law. In order to receive such reimbursement, the Executive shall furnish to the Company documentary evidence of each such expense in the form required to comply with the Company’s policies in place from time to time.

ARTICLE 4

TERMINATION OF EMPLOYMENT

Section 4.1 At-Will Employment. The Executive is employed on an at will basis, and either the Executive or the Company may terminate the Executive’s employment at any time, with or without advance notice, with or without cause.

Section 4.2Removal from any Boards and Position. If the Executive’s employment is terminated for any reason under this Agreement, the Executive shall be deemed (without further action, deed or notice) to resign (i) if a member, from the Board or board of directors (or similar governing body) of the Company, any Affiliate of the Company or any other board to which the Executive has been appointed or nominated by or on behalf of the Company, and (ii) from all other positions with the Company or any subsidiary or other Affiliate of the Company, including, but not limited to, as an officer of the Company and any of its subsidiaries or other Affiliates.

ARTICLE 5

GENERAL PROVISIONS

Section 5.1Employee Inventions Assignment and Non-Disclosure Agreement. The Executive acknowledges and confirms that the Employee Inventions Assignment and Non-Disclosure Agreement executed by the Executive on November 17, 2023 (the “Covenants Agreement”), the terms of which are incorporated herein by reference, remains in full force and effect and binding on the Executive. The Covenants Agreement shall survive the termination of this Agreement and the Executive’s employment by the Company for the applicable period(s) set forth therein.

Section 5.2Expenses. Each of the Company and the Executive shall bear its/the Executive’s own costs, fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 5.3Key-Person Insurance. Upon the Company’s request, the Executive shall cooperate (including, without limitation, taking any required physical examinations) in all respects in obtaining a key-person life insurance policy on the life of the Executive in which the Company is named as the beneficiary.

Section 5.4Entire Agreement. This Agreement, and the Indemnification Agreement between the Executive and the Company, as it may be amended from time to time (“Indemnification Agreement”), contain the entire agreement of the parties hereto with respect to the terms and conditions of the Executive’s employment during the Term and activities following termination of this Agreement and the Executive’s employment with the Company and supersede any and all prior agreements and understandings, whether written or oral, between the parties hereto with respect to the subject matter of this Agreement, the Indemnification Agreement, or the Covenants Agreement. Each party hereto acknowledges that no representations, inducements, promises or agreements, whether oral or in writing, have been made by any party, or on behalf of any party, which are not embodied herein, or in the Covenants Agreement. The Executive acknowledges and agrees that the Company has fully satisfied and has no further obligations to the Executive arising under, or relating to, any prior employment or consulting arrangement or understanding (including, without limitation, any claims for compensation or benefits of any kind) or otherwise. No agreement, promise or statement not contained in this Agreement, the Indemnification Agreement, or the Covenants Agreement shall be valid and binding, unless agreed to in writing and signed by the parties sought to be bound thereby.

Section 5.5No Other Contracts. The Executive represents and warrants to the Company that neither the execution and delivery of this Agreement by the Executive nor the performance by the Executive of the Executive’s obligations hereunder, shall constitute a default under or a breach of the terms of any other agreement, contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound, nor shall the execution and delivery of this Agreement by the Executive nor the performance by the Executive of the Executive’s duties and obligations hereunder give rise to any claim or charge against either the Executive, the Company or any Affiliate, based upon any other contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound. The Executive further represents and warrants to the Company that the Executive is not a party to or subject to any restrictive covenants, legal restrictions or other agreement, contract or arrangement, whether written or oral, in favor of any entity or person that would in any way preclude, inhibit, impair or limit the Executive’s ability to perform the Executive’s obligations under this Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements. The Executive shall defend, indemnify and hold the Company harmless from and against all claims, actions, losses, liabilities, damages, costs and expenses (including reasonable attorney’s fees and amounts paid in settlement in good faith) arising from or relating to any breach of the representations and warranties made by the Executive in this Section 5.5.

Section 5.6Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by nationally recognized overnight courier service (with next business day delivery requested). Any such notice or communication shall be deemed given and effective, in the case of personal delivery, upon receipt by the other party, and in the case of a courier service, upon the next business day, after dispatch of the notice or communication. Any such notice or communication shall be addressed as follows:

If to the Company, to:	If to the Executive, to:
CytoDyn Inc.	The address provided on Executive’s current
Attn: Corporate Secretary	Form W-4 on file with the Company.
1111 Main Street, Suite 660
Vancouver, Washington 98660

Section 5.7Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, without regard to principles of conflicts of law. Any and all actions arising out of this Agreement or Executive’s employment by the Company or termination therefrom shall be brought and heard in the state and federal courts of the state of Delaware and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any such courts.

Executive understands that, pursuant to and consistent with California Labor Code Section 925(e), Delaware law shall apply to this agreement, not California law, and any dispute arising hereunder will be brought and heard in the state and federal courts of the state of Delaware, not California.

Section 5.8Waiver. Either party hereto may waive compliance by the other party with any provision of this Agreement. The failure of a party to insist on strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing.

Section 5.9Severability. If any one or more of the terms, provisions, covenants and restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid and unenforceable provision in light of the tenor of this Agreement, and, upon so agreeing, shall incorporate such substitute provision in this Agreement. In addition, if any one or more of the provisions contained in this Agreement shall for any reason be determined by a court of competent jurisdiction to be excessively broad as to duration, geographical scope, activity, or subject, it shall be construed, by limiting or reducing it, so as to be enforceable to the extent compatible with then applicable law.

Section 5.10Counterparts. This Agreement may be executed in any number of counterparts and each such duplicate counterpart shall constitute an original, any one of which may be introduced in evidence or used for any other purpose without the production of its duplicate counterpart. Moreover, notwithstanding that any of the parties did not execute the same counterpart, each counterpart shall be deemed for all purposes to be an original, and all such counterparts shall constitute one and the same instrument, binding on all of the parties hereto.

Section 5.11Advice of Counsel. Both parties hereto acknowledge that they have had the opportunity to seek and obtain the advice of counsel before entering into this Agreement and have done so to the extent desired and have fully read the Agreement and understand the meaning and import of all the terms hereof. In particular, Executive acknowledges that he sought and received the advice of his counsel regarding the provisions of Section 5.7 above, as well as negotiating the terms of the Agreement to designate Delaware as the state and law under which a controversy arising from this employment contract may be adjudicated.

Section 5.12Assignment. This Agreement shall inure to the benefit of the Company and its successors and assigns (including, without limitation, the purchaser of all or substantially all of its assets) and shall be binding upon the Company and its successors and assigns. This Agreement is personal to the Executive, and the Executive shall not assign or delegate the Executive’s rights or duties under this Agreement, and any such assignment or delegation shall be null and void.

Section 5.13Agreement to Take Actions. Each party to this Agreement shall execute and deliver such documents, certificates, agreements, and other instruments, and shall take all other actions, as may be reasonably necessary or desirable in order to perform the Executive’s or its obligations under this Agreement.

Section 5.14No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 5.14 shall preclude the assumption of such rights by executors, administrators, or other legal representatives of the Executive or the Executive’s estate and their assigning any rights hereunder to the person or persons entitled thereto.

Section 5.15Source of Payment. Except as otherwise provided under the terms of any applicable Executive benefit plan, all payments provided for under this Agreement shall be paid in cash from the general funds of the Company. The Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if the Company shall make any investments to aid it in meeting its obligations hereunder, the Executive shall have no right, title, or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and the Executive or any other person. To the extent that any person acquires a right to receive payments from the Company hereunder, such right, without prejudice to rights which employees may have, shall be no greater than the right of an unsecured creditor of the Company. The Executive shall not look to the owners of the Company for the satisfaction of any obligations of the Company under this Agreement.

Section 5.16Tax Withholding. The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state, or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Compensation Committee to satisfy all obligations for the payment of such withholding taxes. The Executive will be solely responsible for all taxes assessed against the Executive with respect to the compensation and benefits described in this Agreement, other than typical employer-paid taxes such as FICA, and the Company makes no representations as to the tax treatment of such compensation and benefits.

Section 5.17409A Compliance. All payments under this Agreement are intended to comply with or be exempt from the requirements of Section 409A of the Code and regulations promulgated thereunder (“Section 409A”). As used in this Agreement, the “Code” means the Internal Revenue Code of 1986, as amended. To the extent permitted under applicable regulations and/or other guidance of general applicability issued pursuant to Section 409A, the Company reserves the right to modify this Agreement to conform with any or all relevant provisions regarding compensation and/or benefits so that such compensation and benefits are exempt from the provisions of Section 409A and/or otherwise comply with such provisions so as to avoid the tax consequences set forth in Section 409A and to assure that no payment or benefit shall be subject to an “additional tax” under Section 409A. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, or to the extent any provision in this Agreement must be modified to comply with Section 409A, such provision shall be read in such a manner so that no payment due to the Executive shall be subject to an “additional tax” within the meaning of Section 409A(a)(1)(B) of the Code. Notwithstanding anything contained herein to the contrary, the Executive shall not be considered to have terminated employment with the Company for purposes of Section 4 unless the Executive would be considered to have incurred a “separation from service” from the Company within the meaning of Treasury Regulation §1.409A-1(h). In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Section 409A or damages for failing to comply with Section 409A.

Section 5.18280G Modified Cutback.

(a)If any payment, benefit or distribution of any type to or for the benefit of the Executive, whether paid or payable, provided or to be provided, or distributed or distributable pursuant to the terms of this Agreement or otherwise (collectively, the “Parachute Payments”) would subject the Executive to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), the Parachute Payments shall be reduced so that the maximum amount of the Parachute Payments (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Parachute Payments to be subject to the Excise Tax; provided that the Parachute Payments shall only be reduced to the extent the after-tax value of amounts received by the Executive after application of the above reduction would exceed the after-tax value of the amounts received without application of such reduction. For this purpose, the after-tax value of an amount shall be determined taking into account all federal, state, and local income, employment and excise taxes applicable to such amount. Unless the Executive shall have given prior written notice to the Company to effectuate a reduction in the Parachute Payments if such a reduction is required, which notice shall be consistent with the requirements of Section 409A to avoid the imputation of any tax, penalty or interest thereunder, then the Company shall reduce or eliminate the Parachute Payments by first reducing or eliminating any cash payments (with the payments to be made furthest in the future being reduced first), then reducing or eliminating accelerated vesting of stock options or similar awards, then by reducing or eliminating any other remaining Parachute Payments; provided, that no such reduction or elimination shall apply to any non-qualified deferred compensation amounts (within the meaning of Section 409A) to the extent such reduction or elimination would accelerate or defer the timing of such payment in manner that does not comply with Section 409A.

(b)An initial determination as to whether (x) any of the Parachute Payments received by the Executive in connection with the occurrence of a change in the ownership or control of the Company or in the ownership of a substantial portion of the assets of the Company shall be subject to the Excise Tax, and (y) the amount of any reduction, if any, that may be required pursuant to the previous paragraph, shall be made by an independent accounting firm selected by the Company (the “Accounting Firm”) prior to the consummation of such change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company. The Executive shall be furnished with notice of all determinations made as to the Excise Tax payable with respect to the Executive’s Parachute Payments, together with the related calculations of the Accounting Firm, promptly after such determinations and calculations have been received by the Company.

(c)For purposes of this Section 5.18, (i) no portion of the Parachute Payments the receipt or enjoyment of which the Executive shall have effectively waived in writing prior to the date of payment of the Parachute Payments shall be taken into account; (ii) no portion of the Parachute Payments shall be taken into account which in the opinion of the Accounting Firm does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (iii) the Parachute Payments shall be reduced only to the extent necessary so that the Parachute Payments (other than those referred to in the immediately preceding clause (i) or (ii)) in their entirety constitute reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code or are otherwise not subject to disallowance as deductions, in the opinion of the auditor or tax counsel referred to in such clause (ii); and (iv) the value of any non-cash benefit or any deferred payment or benefit included in the Parachute Payments shall be determined by the Company’s independent auditors based on Sections 280G and 4999 of the Code and the regulations for applying those sections of the Code, or on substantial authority within the meaning of Section 6662 of the Code.

Section 5.19Clawback Pursuant to Applicable Law(s) and Related Policies. Certain compensation paid to Executive under this Agreement or pursuant to compensation or benefit plans adopted by the Company and awards thereunder, including after the date of this Agreement, may be subject to recoupment in accordance with clawback policies of Company in effect from time to time, as may be adopted after the date of this Agreement, to ensure compliance with applicable law(s) including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Sarbanes-Oxley Act of 2002, and rules adopted by a governmental agency or applicable securities exchange under any such law. Executive agrees to promptly repay or return any such compensation as directed by Company under any such clawback policy or requirement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

EXECUTIVE		CYTODYN INC.

By:	/s/ Jacob P. Lalezari	By:	/s/ Tanya Urbach
	Jacob P. Lalezari, M.D.	Name:	Tanya Urbach
		Title:	Board Chair